[redacted]

12011120

SECU SION

Qus 2/25

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 23 2012
Washington, DC
123

SEC FILE NUMBER
8-51811

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OptSecurities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S. College St Suite 1600
(No. and Street)

Charlotte | NC | 28202
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Matthews (704) 731-5971
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greer & Walker LLP
(Name – *if individual, state last, first, middle name*)

227 W. Trade Street Suite 1100 | Charlotte | NC | 28202
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Qu 2/25

OATH OR AFFIRMATION

I, JOHN MATTHEWS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OPTSECURITIES, LLC, as of FEBRUARY 9, 2, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Patricia S. Cochran 2-8-2012

Notary Public

PATRICIA S COCHRAN
NOTARY PUBLIC
MECKLENBURG COUNTY
NORTH CAROLINA
MY COMMISSION EXPIRES FEB. 22, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OPTSECURITIES, LLC

Financial Statements and Supplemental Disclosures
for the Year Ended December 31, 2011 and
Independent Auditors' Report

TABLE OF CONTENTS

GREER & WALKER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Optsecurities, LLC:

We have audited the accompanying statement of financial condition of Optsecurities, LLC as of December 31, 2011 and the related statements of income, of changes in member's equity, of changes in liabilities subordinated to claims of general creditors, and of cash flows for the year then ended, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Optsecurities, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in pages 10 through 13 required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with generally accepted auditing standards in the Unites States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Greer + Walker, LLP

January 27, 2012

THE CARILLON · 227 WEST TRADE STREET, SUITE 1100 · CHARLOTTE, NC 28202 USA
TELEPHONE 704·377·0239 · FACSIMILE 704·377·8663 · WWW.GREERWALKER.COM
MEMBERS OF: AMERICAN INSTITUTE OF CPAs · FINANCIAL CONSULTING GROUP, L.C. · PKF INTERNATIONAL

OPTSECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS		
Cash and cash equivalents	$	34,236
Marketable securities		7,353
Accounts receivable - related party		2,300
TOTAL ASSETS	$	43,889
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable - related party	$	7,000
MEMBER'S EQUITY		36,889
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	43,889

See notes to financial statements.

OPTSECURITIES, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES:		
Broker-dealer 12b(1) fees	$	92,366
EXPENSES:		
Brokerage expenses		1,272
Office expense		14,000
Professional fees		11,900
Other		3,655
Total		30,827
NET INCOME	$	61,539

See notes to financial statements.

OPTSECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Member's Equity	Accumulated Other Comprehensive Income	Total Member's Equity
BALANCE, DECEMBER 31, 2010	$ 91,297	$ 3,819	$ 95,116
Net income	61,539		61,539
Distributions to member	(120,000)		(120,000)
Unrealized gain on marketable securities		234	234
BALANCE, DECEMBER 31, 2011	$ 32,836	$ 4,053	$ 36,889

See notes to financial statements.

OPTSECURITIES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2011

SUBORDINATED LIABILITIES, DECEMBER 31, 2010	$	-
CHANGE IN SUBORDINATED LIABILITIES FOR THE YEAR ENDED DECEMBER 31, 2011		-
SUBORDINATED LIABILITIES, DECEMBER 31, 2011	$	-

See notes to financial statements.

OPTSECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	61,539
Adjustments to reconcile net income/loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable - related party		(2,300)
Accounts payable - related party		7,000
Net cash provided by operating activities		66,239
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to member		(120,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(53,761)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		87,997
CASH AND CASH EQUIVALENTS, END OF YEAR	$	34,236

See notes to financial statements.

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Optsecurities, LLC (the "Company") is a limited liability company and operates as a registered broker-dealer specializing in selling mutual fund shares and variable insurance. The Company does not take title to, or control of, any securities. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

Marketable Securities - The Company's investments in marketable securities consist of high quality equity securities. The Company classifies its investments in marketable securities as available for sale. As such, securities are reported at fair market value with unrealized gains and losses reported as a component of stockholders' equity and comprehensive income. Realized gains and losses are reported in current earnings using the specific identification method.

Income Taxes - For income tax purposes, the Company is considered to be a partnership. No provision for federal or state income taxes has been made in the accompanying financial statements since the member includes its allocable share of the Company's taxable income or loss in its income tax return.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. As of December 31, 2011, the tax years ended December 31, 2008 through 2011 were open for potential examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2011.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through January 27, 2012, which is the date the financial statements were available to be issued.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2011, the Company had net capital of $35,787, which was $30,787 in excess of its required net capital of $5,000.

3. MARKETABLE SECURITIES

The aggregate fair market value and cost basis of marketable securities as of December 31, 2011 consisted of the following:

Fair market value	$ 7,353
Cost	3,300
Unrealized gain, net	$ 4,053

Generally accepted accounting principles defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The inputs used for valuing the Company's investments are summarized in the three broad levels listed below:

- Level 1 - Quoted prices in active markets for identical assets
- Level 2 - Other significant observable inputs either directly or indirectly (including quoted prices for similar securities, interest rates, yield curves, credit risk, etc.)
- Level 3 - Significant unobservable inputs

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011.

Marketable securities: Valued at quoted market prices.

The inputs or methodology used for valuing investments are not necessarily an indication of the risk associated with investing in those investments. The following is a summary of the valuations as of December 31, 2011 for the Company's investments based upon the three levels defined above:

Level 1	$ 7,353
Level 2	
Level 3	
Total fair market value	$ 7,353

4. RELATED PARTY TRANSACTIONS

Optcomp, LLC (formerly known as Optcapital, LLC), a company related through common ownership, provides office space, supplies, computer equipment, and personnel to the Company for its use in day-to-day operations. Expenses paid or payable to Optcomp, LLC in accordance with the expense-sharing agreement with the Company totaled $14,000 for the year ended December 31, 2011.

OPTSECURITIES, LLC

SUPPLEMENTAL DISCLOSURES, DECEMBER 31, 2011

1. The Company is exempt from the SEC Rule 15c3-3 Reserve Requirement under exemption k(1).

See independent auditors' report.

OPTSECURITIES, LLC

RECONCILIATION OF NET CAPITAL AS OF DECEMBER 31, 2011
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL, DECEMBER 31, 2011 (Unaudited)	$	35,786
ADJUSTMENTS		-
NET CAPITAL, DECEMBER 31, 2011 (Audited)	$	35,786

See independent auditors' report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

OPTSECURITIES, LLC as of 12/31/11

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 36,889	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			36,889	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 36,889	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	( )	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 36,889	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	1,103	3734		
D. Undue concentration		3650		
E. Other (List)		3736	(1,103)	3740
10. Net Capital			$ 35,786	3750

OMIT PENNIES

See independent auditors' report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

OPTSECURITIES, LLC as of 12/31/11

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	467	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	30,786	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	29,786	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	7,000	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	7,000	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	19.56	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See independent auditors' report.

GREER & WALKER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(9)(1) A BROKER – DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Optsecurities, LLC:

In planning and performing our audit of the financial statements and supplemental disclosures of Optsecurities, LLC (the "Company") for the year ended December 31, 2011, in accordance with generally accepted auditing standards in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities, if applicable. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

THE CARILLON · 227 WEST TRADE STREET, SUITE 1100 · CHARLOTTE, NC 28202 USA
TELEPHONE 704·377·0239 · FACSIMILE 704·377·8663 · WWW.GREERWALKER.COM
MEMBERS OF: AMERICAN INSTITUTE OF CPAs · FINANCIAL CONSULTING GROUP, L.C. · PKF INTERNATIONAL

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the Company's internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Greer & Walker, LLP

January 27, 2012

GREER & WALKER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of Optsecurities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Optsecurities, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of brokers and dealers, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including examining copies of checks and subsequent clearing on the bank statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers showing calculation of SIPC operating revenue and assessment calculations, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working showing calculation of SIPC operating revenues and assessment calculations supporting the adjustments noting no differences.

THE CARILLON · 227 WEST TRADE STREET, SUITE 1100 · CHARLOTTE, NC 28202 USA
TELEPHONE 704·377·0239 · FACSIMILE 704·377·8663 · WWW.GREERWALKER.COM
MEMBERS OF: AMERICAN INSTITUTE OF CPAS · FINANCIAL CONSULTING GROUP, L.C. · PKF INTERNATIONAL

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Greer + Walker, LLP

January 27, 2012

OPTSECURITIES, LLC

SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

Assessment for December 31, 2011	$	231
Less:		
Payment, July 14, 2011		116
Payment, January 17, 2012		115
Balance due, March 31, 2011	$	-

See independent auditors' report.